19

Rec'd 6/30/03

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 1 1 2003 DIVISION OF MARKET REGULATION

BB 7/11



SECUR[illegible]MISSION

03052023

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NT Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert + Holland

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 16 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gr 5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2003
DIVISION OF MARKET REGULATION

NT SECURITIES, LLC
Raleigh, North Carolina

Financial Statements
and
Supplemental Information

Year Ended December 31, 2002

NT SECURITIES, LLC
TABLE OF CONTENTS
Year Ended December 31, 2002


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
NT Securities, LLC
Raleigh, North Carolina

We have audited the accompanying statement of financial condition of NT Securities, LLC, as of December 31, 2002, and the related statements of loss, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NT Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets for the year ended December 31, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert + Holland, LLP

Raleigh, North Carolina
February 25, 2003

NT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Current assets	
Cash	$ 2,108,830
Deposits with clearing organizations (cash of $150,860)	150,860
Receivables from clearing organizations	1,304,333
Trade receivables	16,589
Prepaid expenses	2,949
Total current assets	3,583,561
Non-current assets	
Securities owned:	
Marketable, at market value	1,828,912
Not readily marketable, at estimated fair value	50,000
Equipment and furniture, net of accumulated depreciation of $26,055	120,542
Goodwill	95,083
Total non-current assets	2,094,537
Other assets	20,156
TOTAL ASSETS	$ 5,698,254

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Payables to clearing organizations	$ 2,866,272
Trade accounts payable	414,683
Other liabilities	2,608
Total current liabilities	3,283,563
Members' equity	
Managing members (Class A)	36,591
Nonmanaging members (Class B)	2,378,100
Total members' equity	2,414,691
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,698,254

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC

STATEMENT OF LOSS

Year Ended December 31, 2002

Revenues	
Commissions and fees	$ 5,169,919
Operating expenses	
Clearing costs	758,890
Trade costs and ECN fees	880,358
Salaries	939,781
Commissions	2,054,031
Computer expense	95,616
Professional fees	133,978
Rent	168,700
Selling expenses	72,947
Insurance	35,550
Telephone	96,019
Membership fees	55,780
Office expenses	48,715
Repairs and maintenance expense	2,250
Depreciation	26,055
Miscellaneous	59,111
Total expenses	5,427,781
Loss from operations	(257,862)
Other revenue (expense)	
Class B income (expense)	(773,002)
Investment income (expense)	(291,862)
Investment expenses	(60,060)
Firm expenses - stock sales	(12,362)
Interest expense	(4,630)
Miscellaneous other income (expense)	69,143
Total other revenue (expense)	(1,072,773)
NET LOSS	$ (1,330,635)

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2002

	(Class A) Managing Members' Equity	(Class B) Nonmanaging Member's Equity	Total Member's Equity
BALANCE - BEGINNING OF YEAR	$ 404,614	$ -	$ 404,614
Distribution to previous owner	(384,473)	-	(384,473)
Capital contribution in connection with purchase	95,083	-	95,083
Net loss	(557,633)	(773,002)	(1,330,635)
Capital contributions	479,000	3,541,128	4,020,128
Capital distributions	-	(390,026)	(390,026)
BALANCE - END OF YEAR	$ 36,591	$ 2,378,100	$ 2,414,691

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (1,330,635)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	26,055
Loss from disposal of assets	
Changes in operating assets and liabilities	
Deposits with clearing organizations	(150,860)
Receivables from clearing houses	(1,304,333)
Trade receivable	(16,589)
Securities, owned	(1,828,912)
Securities, not readily marketable	(50,000)
Prepaid expenses	(2,949)
Other assets	(20,156)
Trade accounts payable	414,683
Payable to clearing organizations	2,866,272
Other liabilities	2,608
Net cash used in operating activities	(1,394,816)
Cash flows from investing activities	
Purchase of furniture and equipment	(146,597)
Payments related to purchase of company	(433,757)
Net cash used in investing activities	(580,354)
Cash flows from financing activities	
Member contributions	4,020,128
Member distributions	(390,026)
Net cash provided by financing activities	3,630,102
NET INCREASE IN CASH	1,654,932
Cash - beginning of year	453,898
CASH - END OF YEAR	$ 2,108,830

The accompanying notes are an integral part of these financial statements.

NT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1 – The Company

NT Securities, LLC was formed in the State of Louisiana on June 10, 1998 as Golden Street Securities LLC. Golden Street Securities LLC was later renamed Olympic Trading and Investments LLC on March 24, 1999 and then renamed NT Securities LLC on November 7, 2001. NT Securities, LLC is a broker-dealer registered with the United States Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

The principal place of business of NT Securities, LLC is in Raleigh, North Carolina. NT Securities, LLC also has branch offices in Chicago, Illinois and Houston, Texas.

The Company has two classes of members, as follows: (i) Class A and (ii) Class B. The Company is owned by its sole Class A Member – NT Financial Group, LLC, a North Carolina limited liability company. Class B Members are fully registered traders, who participate in the Company solely to the extent of profits and losses from their proprietary trading accounts. Profits and losses from operations and from other proprietary trading are distributed to the Class A Member. – NT Financial Group, LLC.

The Members have the right to obtain all information in the Company's possession or control and to inspect and copy all documents and other media in the Company's possession or control. No member in the member's capacity as a member may bring suit in any court for any reason against the Company itself or against any other member. No member may bring suit or action against a third party in the name of or on behalf of the Company except with the affirmative vote of a majority of the Class A members.

Class A Members admitted to the Company after its formation shall make contributions and in exchange for their memberships. Class A Members also have voting rights on Company matters. No class B Members shall take part in the management of the Company. Class B Members, however, are responsible for the portion of the Company's trading activities attributable to their respective accounts.

No Member or Manager of the Company shall be personally obligated to any third party for any debt, obligation or liability of the Company solely by reason of being a Member or Manager.

The interest of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets, including but not limited to any and all real property and personal property, shall be held in the name of and otherwise owned by the Company. Neither the Members nor any successor, representative or assign of the Members, shall have any right, title or interest in or to any party as the right to partition any real property owned by the Company.

Note 2 – Summary of significant accounting policies

Basis of presentation – The Company's policy is to prepare its financial statements in accordance with the principles contained in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Audits of Brokers and Dealers in Securities.*

Note 2 – Summary of significant accounting policies (continued)

Securities transactions – The Company records proprietary trades and commissions earned based on the trade date of the transaction. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

Restricted assets – The Company is required to maintain $50,000 in each of its clearing accounts to be able to use the services of the institution.

Accounts receivable – The direct write-off method is used by the Company in recognizing bad debts. All accounts considered uncollectible by management at year end have been charged against current operations. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. For the year ended December 31, 2002, bad debts were not material.

Property, plant and equipment – Property, plant and equipment are depreciated using double declining balance methods over the estimated useful lives of the respective assets which range as follows:

Description	Estimated Useful Lives
Equipment	5 – 7 Years
Furniture	7 Years

Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition of equipment, the respective asset and accumulated depreciation accounts are relieved and any related gain or loss is reflected in operations.

Concentration of risk – The Company regularly maintains cash balances in excess of federally insured limits with financial institutions of high credit standing.

Statement of cash flows – For purpose of the statement of cash flows, cash includes cash on hand and deposits in banks. Interest expense was $0 in 2002.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Summary of significant accounting policies (continued)

Income taxes – The Company was formed as a limited liability company (LLC) under the laws of the State of Louisiana and North Carolina, and as such, has elected to be taxed as a partnership. The Company pays no tax at the company level, and all taxable income will be passed through and taxes paid at the individual member level. No Member or manager of the Company shall be personally obligated to any third party for any debt, obligation or liability of the Company solely by being a Member or Manager.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Financial instruments with off-balance-sheet risk – The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002. The Company sold "put options" which are contracts that entitle the holder to sell (put), entirely at his or her option, a specified number of underlying units of a particular security at a specified price anytime until the stated expiration date of the contract. The credit risk for these options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is related to written options or securities, sold not yet purchased and may exceed amounts currently recorded in the statement of financial condition.

Goodwill and other intangible assets – In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion No. 17, *Intangible Assets*. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by SFAS No. 142. The provisions of SFAS No. 142 are effective for fiscal years beginning December 15, 2001.

The Company has adopted the provisions of SFAS No. 142 effective January 1, 2002.

Note 3 – Receivable from and payable to clearing organizations

Amounts receivable from and payable to clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Receivable/payable from clearing organizations	$ 938,852	$ 2,866,272
Fees and commissions receivable	365,481	-
	$ 1,304,333	$ 2,866,272

Note 4 – Securities owned and securities not readily marketable

Marketable securities owned, consist of trading securities at market values, as follows:

Corporate stocks	$ 1,714,912
Options	114,000
	$ 1,828,912

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company. At December 31, 2002, these securities consisted of preferred stock at a fair value of $50,000.

Note 5 – Liabilities subordinated to claims of general creditors

The Company has not incurred any liabilities subordinated to claims of general creditors since the date of the previous report.

Note 6 – Goodwill

NT Financial Group, LLC paid the former managing member of Olympic Trading and Investments, LLC $95,083 for the Company. The former owner retained possession of all assets and responsibility for all liabilities, which resulted in a net book value of the company as zero. The payment by NT Financial Group is treated as a capital contribution to the Company. The assets were distributed to the previous owner in the current year.

Note 7 – Commitments

The Organization leases its Raleigh and Chicago facilities under various long-term operating leases. The term of the Raleigh office lease is five years through April 2006 with monthly rental expense ranging from $3,154 to $3,447. The Chicago office has monthly rental expense of $5,240 with a lease term that expires upon notice from the lessee. The Chicago apartment is leased on a month-to-month basis at $3,500 per month. Certain leases contain renewal options. Future minimum lease payments for the Raleigh office at December 31, 2002 are as follows:

Year Ending December 31,	Amount
2003	$ 38,693
2004	39,862
2005	41,059
2006	10,340
	$ 129,954

Rental expense for these facilities during the year ended December 31, 2002 was $168,700.

Note 8 – Minimum capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $218,882 in 2002. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-l was $1,325,249 in excess of minimum net capital required. The excess net capital at 1000% was $1,215,775 at December 31, 2002. The percent of aggregate indebtedness to net capital was 213.00% at December 31, 2002. The following is the reconciliation pursuant to SEC Rule 17a-5 (d)(4):

	FOCUS Report	Difference	Audited Financials
Total members' equity qualified for net capital	$ 2,730,798	$ (316,107)	$ 2,414,691
Deductions and/or charges:			
Nonallowable assets	(575,304)	336,574	(238,730)
Haircuts on securities	(631,830)	-	(631,830)
Net capital	$ 1,523,664	$ 20,467	$ 1,544,131

Note 9 – Determination of reserve requirements pursuant to Rule 15c3-3

NT Securities, LLC does not carry nor clear transactions, nor carry customer accounts. Therefore, it is not subject to the reserve requirements of brokers and dealers under Rule 15c3-3. Exemption is claimed under subparagraph (k)(2)(II).

Note 10 – Possession or control requirements under Rule 15c3-3

NT Securities, LLC does not carry, nor clear transactions, nor carry customer accounts. Therefore, the disclosure related to the possession or control requirements under Rule 15c3-3 are not applicable. Exemption is claimed under subparagraph (k)(2)(II).

Note 11 – Procedures for safeguarding securities

NT Securities, LLC maintains net capital of not less than $100,000 and is not permitted to retain securities. They do not carry nor clear transactions nor carry customers' accounts nor handle as custodian, or in any other manner, securities or money owned by customers. Therefore, procedures for safeguarding securities, as provided by subparagraph (2)(II) the Rule, were not reviewed.

Note 12 – Contingencies

The Company is involved in various lawsuits in the normal course of business. Management cannot predict the outcome of the lawsuits or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements. Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Company.

Note 13 – Related party transactions

As of December 31, 2002, the Company had a receivable for a note due to the Company from a former employee, in the amount of $6,500.

NT SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

Total members' equity	$ 2,414,691
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	2,414,691
Deductions and/or charges	
Nonallowable assets	(120,542)
Other assets	(118,188)
Net capital before haircuts on securities positions	(238,730)
Haircuts on securities	(631,830)
NET CAPITAL	$ 1,544,131

NT SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1

December 31, 2002

Total aggregate indebtedness	
Payable to clearinghouse	$ 2,866,272
Trade accounts payable	414,683
Other liabilities	2,608
Total aggregate indebtedness	$ 3,283,563
Percentage of aggregate indebtedness to net capital	213%

NT SECURITIES, LLC

RECONCILIATION PURSUANT TO SEC RULE 17a-5(d)(4)

December 31, 2002

	FOCUS Report	Difference	Audited Financials
Total members' equity	$ 2,730,798	$ 316,107	$ 2,414,691
Deduct members' equity not allowable for net capital	-	-	-
Total members' equity qualified for net capital	2,730,798	316,107	2,414,691
Deductions and/or charges			
Nonallowable assets	(533,254)	(412,712)	(120,542)
Other assets	(42,050)	76,138	(118,188)
Total deductions and/or charges	(575,304)	(336,574)	(238,730)
Haircuts on securities	(631,830)	-	(631,830)
NET CAPITAL	$ 1,523,664	$ (20,467)	$ 1,544,131


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
NT Securities, LLC
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of NT Securities, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2002, and this report does not affect our report dated February 25, 2003.

We noted, during our audit, there is not a proper segregation of duties and insufficient oversight due to the limited number of management personnel in the Raleigh office. The one management position allows for the approval and record keeping functions. The insufficient oversight led to a material inadequacy resulting in a material financial loss. The Company has subsequently terminated the person responsible for the loss and instituted improvements in internal controls. However, we have not evaluated or tested these changes to the internal controls.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2002, to meet the SEC's objectives, due to the material weakness described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Cherry, Bekaert + Holland, L.L.P.

Raleigh, North Carolina
February 25, 2003